

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2021

Stefan Selig
Chairman of the Board of Directors
Rotor Acquisition Corp.
The Chrysler Building
405 Lexington Avenue
New York, New York 10174

> **Re: Rotor Acquisition Corp.**
> **Amendment No. 1 to**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 12, 2021**
> **File No. 001-39897**

Dear Mr. Selig:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2021 letter.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Information About Sarcos, page 179

1. We note your response to prior comment 5. Please include disclosure in the filing clarifying why you believe Sarcos is a "global technology leader for industrial highly dexterous mobile robotics systems for use in dynamic environments." For example, this may be based on awards and recognition of Sarcos and its products.

Financial Statements - Sarcos Corp.
Note 5. Equity, page F-90

2. We note in Proposal No. 5 that only holders of Class B Common Stock are entitled to vote on the election of directors to your board of directors under the terms of the Amended and Restated Certificate of Incorporation. Please expand the disclosure of Voting Rights to include this exclusive voting right for Class B common stockholders as compared to Class A common stockholders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Evan D'Amico